EXHIBIT 12.1

SIRIUS SATELLITE RADIO INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Year Ended December 31,
	1999	2000	2001	2002	2003	For the Three Months Ended March 31, 2004
	(Numbers in thousands, except ratios)

Earnings:
Pretax loss from continuing operations	$(62,822)	$(134,744)	$(235,763)	$(422,481)	$(226,215)	$(141,538	)(2)
Add:
Interest and other financial charges expended	16,806	33,595	89,686	106,163	50,510	23,699
Amortization of capitalized interest	—	—	—	10,324	11,653	2,913
Interest factor attributable to rentals	1,244	1,678	2,743	3,198	1,101	254

Earnings, as adjusted, from continuing operations	$(44,772)	$(99,471)	$(143,334)	$(302,796)	$(162,951)	$(114,672	)(2)

Fixed charges:
Interest and other financial charges expended	$16,806	$33,595	$89,686	$106,163	$50,510	$23,699
Interest capitalized	56,567	63,728	19,270	5,426	—	—
Interest factor attributable to rentals	1,244	1,678	2,743	3,198	1,101	254

Total fixed charges	$74,617	$99,001	$111,699	$114,787	$51,611	$23,953

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—
Deficiency (sufficiency) of earnings to fixed charges	$119,389	$198,472	$255,033	$417,583	$214,562	$138,625

(1)	No figure is provided for any period during which the applicable ratio was less than 1.00. Therefore earnings available for fixed charges were inadequate to cover fixed charges for these periods.
(2)	The year ended December 31, 2003 includes the effects of other income of $256.5 million associated with our March 2003 debt restructuring.